Mail Stop 3561

May 9, 2007

<u>Via U.S. Mail & Facsimile (212) 805-1024</u>
Mr. John Brown
Senior Vice President
Wells Fargo Home Equity Asset-Backed Securities 2006-1 Trust
c/o Wells Fargo Bank, N.A.
9062 Annapolis Road
Columbia, MD 21045

Re: Wells Fargo Home Equity Asset-Backed Securities 2006-1 Trust
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-131594-01

Dear Mr. Brown,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>General</u>

   1. In your next amendment, please refile the exhibits and tag each as a separate EDGAR exhibit.
       Please refer to Item 15(b) of Form 10-K.

<u>Item 1114(b)(2) and 1115(b) of Regulation AB</u>

   2. You indicate that "[n]o entity or group of affiliated entities provides any external credit
       enhancement, uses any derivative instruments or other support for the certificates within this
       transaction." However, your 424 prospectus that you filed May 31, 2006 indicates that you

intended to enter into an interest rate swap agreement with The Royal Bank of Scotland plc. Please revise accordingly.

Item 1119 of Regulation AB

3. You indicate that you have no affiliations and certain relationships and related transactions that are required to be reported pursuant to Item 1119 of Regulation AB. However, on page S-8 of your 424 prospectus filed May 31, 2006 you describe an affiliate relationship between Wells Fargo Bank, N.A. and the depositor. Please indicate "omitted" rather than "none" or otherwise revise your disclosure accordingly.

Item 1122 of Regulation AB

4. In the last two paragraphs of this section, you indicate that "each servicing criterion required by Item 1122(d) of Regulation AB is addressed in one or more of the Assessments of Compliance with Servicing Criteria and related Attestation Reports included with this report." However, assessments and attestations are not provided for Items 1122(d)(1)(iii) or 1122(d)(4)(xv). Please advise or revise accordingly.

5. In addition, in those same paragraphs, you indicate that the Custodian/Trustee did not address each of the servicing criteria that they were required to address under the terms of the Servicing Agreement because those items were deemed "not applicable" to the Custodian/Trustee. Please clarify what those items are and explain why those items are not applicable given that it was required to be addressed under the terms of the related Servicing Agreement.

6. We note that the 1122 statement provided by Wells Fargo Bank, NA, in its capacity as Servicer, and the related attestation report identifies the two material instances of noncompliance during the year ended December 31, 2006. Please tell us what the Servicer has done to correct this and outline for us steps taken in this regard. In addition, please explain for us the roles and responsibilities of each party with respect to these criteria.

Item 15. Exhibit

7. The exhibits that you have incorporate by reference relate to an issuing entity other than the one to which this Form 10-K relates (notably 2006-3 as issuing entity) and thereby includes exhibits that are inapplicable to 2006-1 Trust as issuing entity. Please revise the Form 10-K so that it incorporates the correct documents.

Signatures

8. We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that John Brown is the senior officer in charge of the servicing function. See General Instruction J(3) of

Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Exhibit 31

9. Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K. In this regard, we note that while multiple servicers are involved in the transaction, Mr. Brown indicates in paragraph 4 that he is responsible for reviewing the activities of only one servicer.

Exhibit 33

General

10. Per our earlier comment regarding your intention to enter into an interest rate swap agreement with The Royal Bank of Scotland plc, please include an assessment of compliance with servicing criteria 1122(d)(4)(xv) of Regulation AB.

Exhibit 33(a)

11. We note in the Form 10-K your disclosure of a material noncompliance with respect to the Trustee's assessment of compliance. However, the related exhibit which contains the Trustee's assessment of compliance indicates that there were no material instances of noncompliance. Please explain this apparent inconsistency and revise your disclosure accordingly.

Exhibit 33(c)

12. You indicate in the second numbered paragraph of the certification that Wells Fargo Home Mortgage has taken responsibility for assessing compliance with the servicing criteria applicable to various vendors it has engaged "with the exception of those Vendors that have provided their own report of assessment of compliance with servicing criteria, which reports are attached hereto as Exhibit D." Furthermore, in footnotes 2, 4, 6, 8, and 10 of Exhibit A you refer to Exhibit D regarding four vendors. However, Exhibit D states "Vendors' Reports of Assessment of Compliance With Servicing Criteria," without actually providing such reports. Please revise to provide such reports and/or describe how they relate to the various assessments already provided as exhibit 33(a) through (f), or advise.

13. Please explain why your assessment excludes "the servicing of such loans for Freddie Mac, Fannie Mae, Ginnie Mae, state and local government bond programs, or a Federal Home Loan Bank."

Mr. John Brown
Wells Fargo Home Equity Asset-Backed Securities 2006-1 Trust
May 9, 2007
Page 4

Exhibit 33(d)

14. You indicate in the third paragraph of the certification under Applicable Servicing Criteria that Wells Fargo Bank, National Association, is assessing compliance with "[a]ll servicing criteria set forth in Item 1122(d), <u>to the extent required in the related transaction agreements or required by the Item 1122(d) servicing criteria in regards to the activities performed by the Company</u>" (emphasis added). You go on to list certain exceptions. The inclusion of the clause highlighted above makes it difficult to identify the specific criteria for which you are assessing compliance. Please revise to state Wells Fargo Bank's responsibility for assessing compliance with the servicing criteria applicable to it. Refer to Item 1122(a)(1) of Regulation AB.

15. You indicate under "Third parties classified as vendors" that you have "engaged various vendors to handle certain Uniform Commercial Code filing functions required by the servicing criteria." Please disclose the servicing criteria or portion of servicing criteria applicable to the vendor's activities for which the servicer is assuming responsibility. Refer to the Section 17.06 of Regulation AB Telephone Interpretations.

Exhibit 33(f)

16. Please include the following in your servicer assessment per Item 1122(a)(1) and (2) of Regulation AB:

(1) A statement of the party's responsibility for assessing compliance with the servicing criteria applicable to it; and

(2) A statement that the party used the criteria in paragraph (d) of this section to assess compliance with the applicable servicing criteria.

17. Please explain what you mean in the second paragraph when you say that "ZCSIA has used the servicing criteria communicated to ZCSIA by the Servicer to assess compliance with the applicable servicing criteria."

Exhibit 34(e)

18. You reference Appendix I in the first paragraph, but no such appendix is included. Please revise accordingly.

Exhibit 35

19. We note your statement in Item 15 of the Form 10-K with respect to Exhibit 35 that certain servicing participants of the deal are not required under Regulation AB to provide a servicer compliance statement. Please explain your basis for making this determination and/or revise your disclosure to the extent necessary. Please refer to Instructions to Item 1123 of Regulation AB.

Exhibit 35(c)

20. We note that in Wells Fargo Bank, N.A's reports on assessment of compliance with servicing criteria in Exhibits 33(c) and (d), it identified two material instances of noncompliance. However, John Brown certifies in the servicer compliance statement that Wells Fargo Bank, N.A. fulfilled all of its obligations under the servicing agreement in all material respects. Please explain why a clean servicing compliance statement was filed, given the two material instances of noncompliance identified, or revise your filing accordingly.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: <u>Via Facsimile (212) 805-1024</u>
Lawrence Rubenstein, Esq.
Wells Fargo Securities Corporation